EXHIBIT 12.1
TEXTRON INC.
MANUFACTURING GROUP
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(Unaudited)
(In millions except ratios)

	Year
	2010	2009	2008	2007	2006
Fixed charges:
Interest expense*	$176	$153	$141	$110	$100
Estimated interest portion of rents	29	31	32	25	25

Total fixed charges	$205	$184	$173	$135	$125

Income:
Income (loss) from continuing operations before income taxes	$86	$(149)	$629	$1,234	$907
Fixed charges	205	184	173	135	125
Dividends received from Finance group	505	349	142	135	80
Capital contributions paid to Finance group under Support Agreement**	(383)	(270)	(625)	—	—
Eliminate pretax loss (income) of Finance group	339	307	538	(222)	(210)

Adjusted income	$752	$421	$857	$1,282	$902

Ratio of income to fixed charges	3.67	2.29	4.95	9.50	7.22

*	Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits which is included in income tax expense.

**	In 2009, we changed our calculation of the ratio of income to fixed charges to reduce income for the amount of capital contributions required to be paid to the Finance group under a Support Agreement. Prior periods have been recast to conform to this presentation.